EXHIBIT 12

Statement regarding computation of ratio of earnings to fixed charges

	Year ended June 30,
	2018	2017	2016	2015	2014
	(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$8,941	$3,484	$3,423	$4,456	$7,473
Amortized premiums, discounts and capitalized expenses related to indebtedness
Estimate of the interest within rental expense	1,155	933	755	650	709
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	10,096	4,417	4,178	5,106	8,182

Earnings
Add	82,100	118,873	130,415	145,524	117,324
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	67,893	114,456	126,237	140,418	109,142
Fixed charges	10,096	4,417	4,178	5,106	8,182
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	4,111	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less	304	2,359	362	328	-
Interest capitalized
Preference security dividend requirements of consolidated subsidiaries
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	304	2,359	362	328

Earnings	$81,796	$116,514	$130,053	$145,196	$117,324

Ratio of earnings to fixed charges	8.10	26.38	31.13	28.44	14.34